UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by Executive Officers of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALINGS IN SECURITIES BY EXECUTIVE OFFICERS OF ANGLOGOLD ASHANTI PLC
AngloGold Ashanti plc (the “Company”) announces that Executive Officers, Lisa Ali and Lizelle Marwick have dealt in securities of the Company.

Name of Executive Officer	Lisa Ali
Name of Company	AngloGold Ashanti plc
Date of transaction	4 March 2026
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plan (DSP)
Class of security	Ordinary shares
Number of securities	21,066
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

Lisa Ali has sold shares as detailed below, in part to fund the tax liability in relation to her vested share awards.

Name of Executive Officer	Lisa Ali
Name of Company	AngloGold Ashanti plc
Date of transaction	4 March 2026
Nature of transaction	On-market sale of shares in part to fund tax liability in relation to DSP awards
Class of security	Ordinary shares

Number of securities sold	45,856
Price per security	$113.9223(1)
Value of transaction (excluding fees)	$5,224,022.08
Nature and extent of interest	Direct, Beneficial
(1)Weighted average price. These shares were sold in multiple transactions at prices ranging from US$113.6102 to US$114.4300 inclusive

Following the sale, Ms. Ali continues to hold 69,214 share incentive awards, and another 90,990 shares under the Performance Share Plan which have yet to vest.

Name of Executive Officer	Lizelle Marwick
Name of Company	AngloGold Ashanti plc
Date of transaction	4 March 2026
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plan (DSP)
Class of security	Ordinary shares
Number of securities	30,043
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

A portion of the shares received by Lizelle Marwick have been sold as detailed below to fund the tax liability in relation to her vested share awards.

Name of Executive Officer	Lizelle Marwick
Name of Company	AngloGold Ashanti plc
Date of transaction	5 March 2026
Nature of transaction	On-market sale of shares to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	8,028
Price per security	R1,841.4333
Value of transaction (excluding fees)	R14,783,026.53
Nature and extent of interest	Direct, Beneficial

Name of Executive Officer	Lizelle Marwick
Name of Company	AngloGold Ashanti plc
Date of transaction	4 March 2026
Nature of transaction	On-market sale of shares to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	3,088
Price per security	$113.2845
Value of transaction (excluding fees)	$349,822.54
Nature and extent of interest	Direct, Beneficial

Following the sale, Ms. Marwick continues to hold 94,418 shares and share incentive awards, and another 71,113 shares under the Performance Share Plan which have yet to vest.

ENDS
London, Denver, Johannesburg
6 March 2026

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 6 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary